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                                                                    EXHIBIT 3.i

                            CERTIFICATE OF AMENDMENT

                                       TO

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION

                                       OF

                              CRITICAL PATH, INC.,

                            A CALIFORNIA CORPORATION

         The undersigned, William E. McGlashan, Jr. and Michael J. Zukerman, do hereby certify that:

         1. They are the duly elected and acting Chief Executive Officer and Chairman of the Board of Directors and Senior Vice President, General Counsel and Secretary, respectively, of Critical Path, Inc., a California corporation (the "Corporation").

         2. Articles of Incorporation of this Corporation were originally filed with the Secretary of State of California on February 19, 1997 under the name Digital Post Office Corporation. An amended and restated set of the Articles of Incorporation were filed on August 27, 1997 with the name of the Corporation changed to Critical Paths Inc. On March 26, 1998 the Corporation filed an Amended and Restated Articles of Incorporation and again changed the name of the Corporation to Critical Path, Inc. and altered the capital structure of the Corporation. On September 4, 1998, the Corporation filed an Amended and Restated Articles of Incorporation altering the capital structure and authorized stock. On December 17, 1998 the Corporation filed a Certificate of Amendment to the Amended and Restated Articles of Incorporation revising the capital structure of the Corporation. On January 5, 1999, the Corporation filed an additional Certificate of Amendment to the Amended and Restated Articles of Incorporation again revising its capital structure. On April 1, 1999 the Corporation filed a fully Amended and Restated Articles of Incorporation increasing the authorized shares of the Corporation to 155,000,000. On April 5, 2000, the Corporation authorized and issued the Special Voting Stock in connection with the closing of the acquisition of The DocSpace Company, amending its Articles of Incorporation to reflect such issuance. On January 5, 2001, the Corporation filed a Certificate of Amendment to the Amended and Restated Articles of Incorporation that increased the authorized shares outstanding to 505,000,000. On May 11, 2001, the Corporation filed a Certificate of Determination of Rights, Preferences and Privileges of Series C Participating Preferred Stock. Finally in November 9, 2001, the Corporation filed a Certificate of the Powers, Designations, Preferences and Rights to the Amended and Restated Articles of Incorporation of Series D Cumulative Redeemable Convertible Participating Preferred Stock.

         3. Pursuant to Section 907 of the California Corporations Code, this Certificate of Amendment amends Article III of the Corporation's Articles of Incorporation such that Article III of the Corporation's Articles of Incorporation shall read in full as follows:

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                                  "ARTICLE III
                                      STOCK

         This Corporation is authorized to issue two classes of stock to be designated respectively, Common Stock ("Common Stock") and Preferred Stock ("Preferred Stock"). The total number of shares of capital stock which the Corporation is authorized to issue is one hundred thirty million (130,000,000) shares, of which one hundred twenty-five million (125,000,000) shares shall be Common Stock, and five million (5,000,000) shares shall be Preferred Stock. Both the Common Stock and the Preferred Stock shall have par value of $0.001 per share. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized, within the limitations and restrictions stated in this Amended and Restated Articles of Incorporation, to provide for the issue, in one or more series, of all or any of the remaining wholly unissued shares of the Preferred Stock, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the General Corporation Law of California. The Board of Directors is also expressly authorized (unless forbidden in the resolution or resolutions providing for such issue) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

         Upon the date of filing of this Certificate of Amendment with the California Secretary of State (the "Effective Date") each one of the outstanding shares of the Corporation's Common Stock shall be converted and reconstituted into one-fourth (1/4) of a share of the Common Stock of the Corporation (the "Reverse Stock Split"). The outstanding and authorized number of shares and relative powers, rights and restrictions of the Corporation's Series D Cumulative Redeemable Convertible Participating Preferred Stock (the "Series D Preferred Stock") and Series C Participating Preferred Stock shall not be effected by the Reverse Stock Split, except as to proportional adjustments to the conversion ratio for the outstanding Series D Preferred Stock and Series C Preferred Stock. No fractional share shall be issued in connection with the Reverse Stock Split, instead, all shares of common stock so split that are held by a shareholder would otherwise be entitled as a result of the Reverse Stock Split, the Corporation shall pay such holder a cash amount, without interest, determined by multiplying (i) the fractional share interest to which the holder would otherwise be entitled by (ii) the average closing sale price of the shares of common stock (on a post-split basis) for the ten trading days immediately prior to the Effective Date or, if no such sale takes place in such days, the average of the close bid and asked prices for such days (on a post-split basis), in each case as officially reported by the Nasdaq National Market, or such exchange as may be applicable. Shares of common stock that were

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outstanding prior to the Reverse Stock Split and that are not outstanding after and as a result of the Reverse Stock Split shall resume the status of authorized but unissued shares of common stock."

         4. The foregoing amendment to the Amended and Restated Articles of Incorporation has been duly approved by this Corporation's Board of Directors. The forgoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 and 903 of the California Corporations Code. As of the record date for the annual meeting of shareholders in which the foregoing amendment to the Amended and Restated Articles of Incorporation was approved, the total number of outstanding shares of the Corporation was 78,758,938 shares of Common Stock, 4,000,000 shares of Series D Preferred Stock and one share of Special Voting Stock. The number of shares voting in favor of the amendment equaled or exceed the vote required. The percentage vote required under the law and the Articles of Incorporation in effect at the time of this amendment was more than 50% of the outstanding Common Stock and the votes represented by the Special Voting Stock, voting together as a class, and more than 50% of the outstanding Series D Preferred Stock, voting separately as a class.

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Dated: July 29, 2003

                            By: /s/ William E. McGlashan, Jr.
                                ------------------------------------------------
                                              William E. McGlashan, Jr.
                                     Chief Executive Officer and Chairman of the
                                                 Board of Directors

Dated: July 29, 2003
                            By: /s/ Michael J. Zukerman
                                ------------------------------------------------
                                                Michael J. Zukerman
                                     Senior Vice President, General Counsel and
                                                     Secretary

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